UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. May 23, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the three months ended March 31, 2018 of US$113.8 million (US$0.43 per ADR), an increase from US$103.2 million (US$0.39 per ADR) reported for the three months ended March 31, 2017. Gross profit(3) reached US$192.7 million (37.1% of revenues) for the three months ended March 31, 2018, higher than US$177.9 million (34.3% of revenues) recorded for the three months ended March 31, 2017. Revenues totaled US$518.7 million for the three months ended March 31, 2018, representing a slight increase of 0.03% compared to US$518.6 million reported for the three months ended March 31, 2017.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “Our results for the first three months of the 2018, were positive, the performance seen in our main business lines was strong. The lithium market and lithium prices continue to exceed expectations. In the potassium chloride and potassium sulfate business line, sales volumes were significantly lower, and as indicated before, should be lower than one million metric tons this year. As demand for potassium chloride and potassium nitrate grows, average prices in both of our fertilizer business lines increased compared to average prices reported during the fourth quarter of 2017. A trend we expect to continue during the remainder of 2018. In the SPN market, sales volumes were higher than what we reported during the first quarter of last year as a result of continued demand growth and limited supply from competitors. We are on track to reach 1.5 million tons of nitrates capacity this year. We expect to process about 10-15% more caliche ore this year in Nueva Victoria as part of this major project. As the largest player in this market, with about 50% market share, we will work to have the permits and engineering ready to further expand our capacity if the market demands it.”

“We were pleased to see a positive pricing trend in the iodine market, and average prices were significantly higher during the first quarter of 2018 than prices seen during the same period last year. Sales volumes reached 3,200 MT, and we believe we will be able to sell approximately 13,000 MT this year. Our iodine expansion is also on target to reach 14,000 MT of capacity by the end of this year.”

“In the lithium market, demand continues to grow at record rates, and total market demand should be over 20% more in 2018 than seen last year. Average prices during the first three months of this year surpassed US$16,000/MT given a tight supply and demand balance. We believe that this price pressure will continue throughout the first half of the year.”

Mr. De Solminihac continued by saying, “Given this lithium demand growth, we plan to increase our capacity in Chile in three different stages and continue with the developments of our projects in Argentina and in Australia. As previously disclosed, during 2018 in Chile, we have been working to expand our production from 48,000 to 70,000 MT, with a total capex of US$75 million. We expect this additional 22,000 MT of capacity to be operating by the end of this year. The second stage of the expansion in the Salar de Atacama, in which we will increase production from 70,000 to 120,000 MT (previously 100,000 MT), will be completed in the next 18 months with a total investment of US$200 million. Finally, we will add an additional 60,000 metric tons of capacity to our operations, investing around US$250 million to increase our capacity from 120,000 MT to 180,000 MT. We expect this third stage to be online by early 2021. We believe that with demand growing close to 20% this year and next year, the market will be able to absorb this additional supply. However, we reiterate that we are constantly reviewing market conditions; our strategy is to have the installed capacity to react to the market demand.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the three months ended March 31, 2018 totaled US$187.9 million, an increase of 36.3% compared to US$137.8 million reported for the three months ended March 31, 2017.

Specialty Plant Nutrition Sales Volumes and Revenues:

		3M2018	3M2017	2018/2017
Specialty Plant Nutrition Total Volumes	Th. MT	246.5	186.0	60.5	32.5%
Sodium Nitrate	Th. MT	8.5	5.5	3.0	54.2%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	163.1	116.8	46.4	39.7%
Specialty Blends	Th. MT	39.6	33.3	6.3	18.8%
Other specialty plant nutrients (*)	Th. MT	35.3	30.4	4.9	16.0%
Specialty Plant Nutrition Revenues	MUS$	187.9	137.8	50.1	36.3%

*Includes trading of other specialty fertilizers.

First quarter revenues in the specialty plant nutrition business line were higher when compared to the first quarter 2017 as a result of higher sales volumes, which increased 32.5% when compared to the same period last year. In addition to higher volumes, average prices were 4.2% higher than prices reported during the fourth quarter last year.

We believe the potassium nitrate market will grow at least 5% this year, and we remain confident in the future of the potassium nitrate and specialty fertilizer markets. As promised, we have invested in the development of this market, and last week, we announced that we have embarked on a joint venture with Pavoni, the market leader in Sicily and one of the largest specialty fertilizer players in Italy. We believe that our global expertise and potassium nitrate production capacity, combined with Pavoni’s local know-how focusing on plant nutrition will allow us to lead the precision farming fertilizer industry in Italy.

SPN gross profit(4) accounted for approximately 19% of SQM’s consolidated gross profit for the three months ended March 31, 2018.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the three months ended March 31, 2018 were US$74.7 million, an increase of 13.2% compared to US$66.0 million generated for the three months ended March 31, 2017.

Iodine and Derivative Sales Volumes and Revenues:

		3M2018	3M2017	2018/2017
Iodine and Derivatives	Th. MT	3.2	3.4	-0.2	-5.3%
Iodine and Derivatives Revenues	MUS$	74.7	66.0	8.7	13.2%

Higher iodine revenues were the result of higher prices in the first quarter 2018 compared to the first quarter 2017. In the first three months this year, we saw an upward trend in iodine pricing with average prices rising to approximately US$23/kilogram.

Our sales volumes during the first three months of 2018 totaled 3,200 MT, 5.3% lower than sales volumes seen during first quarter 2017. We believe sales volumes this year will reach 13,000 MT.

Gross profit for the Iodine and Derivatives segment accounted for approximately 11% of SQM’s consolidated gross profit for the three months ended March 31, 2018.

Lithium and Derivatives

Revenues from sales of lithium and derivatives totaled US$164.2 million during the three months ended March 31, 2018, an increase of 12.1% compared to US$146.4 million for the three months ended March 31, 2017.

Lithium and Derivatives Sales Volumes and Revenues:

		3M2018	3M2017	2018/2017
Lithium and Derivatives	Th. MT	10.0	12.3	-2.3	-18.5%
Lithium and Derivatives Revenues	MUS$	164.2	146.4	17.8	12.1%

Demand growth in the lithium market continues to be strong, and we expect it to surpass 20% during 2018, mainly driven by a 54% growth in the battery market for electric vehicles. .. During the first quarter, supply did not keep the same pace, and therefore market conditions remained tight and prices increased significantly during the first three months of year, totaling an average of approximately US$16,400/MT.

Given the strong demand, we will work to increase our total capacity from 48,000MT to 180,000 MT in the next three years, investing a total of US$525 million in Chile, mainly in chemical plants in Antofagasta. The first stage of this investment, US$75 million, will bring our capacity from 48,000 MT/year to 70,000 MT/year this year. As a result, we believe our 2018 sales volumes in the business line should reach approximately 55,000 MT as we ramp up the current production. These additional sales volumes should be seen during the second half of 2018.

On April 10, 2018, the new lease payment structure as described in our conciliation agreement with CORFO became effective.

Gross profit for the Lithium and Derivatives segment accounted for approximately 61% of SQM’s consolidated gross profit for the three months ended March 31, 2018.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the three months ended March 31, 2018 totaled US$52.2 million, a 51.6% decrease compared to the US$108.0 million reported for the three months ended March 31, 2017.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		3M2018	3M2017	2018/2017
Potassium Chloride and Potassium Sulfate	Th. MT	163.0	395.1	-232.2	-58.8%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	52.2	108.0	-55.8	-51.6%

Revenues in the potassium chloride and potassium sulfate business line were impacted by lower sales volumes during the first three months of 2018, which decreased 58.8% compared to the first quarter last year. These lower sales volumes follow the same trend we saw during the second half of 2017, as we began to focus our efforts in the Salar de Atacama on increasing lithium production. We believe that total potassium chloride and potassium sulfate sales volumes will be under 1 million MT during 2018.

Average prices in this business line increased over 15% during the first quarter 2018 when compared to the same period last year. This increase is a result of increased demand in the potassium chloride market.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 4% of SQM’s consolidated gross profit for the three months ended March 31, 2018.

Industrial Chemicals

Industrial chemicals revenues for the three months ended March 31, 2018 amounted to US$29.5 million, a 43.1% decrease compared to US$51.8 million for the three months ended March 31, 2017.

Industrial Chemicals Sales Volumes and Revenues:

		3M2018	3M2017	2018/2017
Industrial Nitrates	Th. MT	36.4	64.7	-28.3	-43.8%
Industrial Chemicals Revenues	MUS$	29.5	51.8	-22.3	-43.1%

Revenues in the industrial chemicals business line decreased as a result of lower sales volumes. During the first quarter 2017, we sold approximately 45,000 MT of solar salts, compared to 15,000 MT during the first quarter of this year. We expect our total sales volumes of solar salts in 2018 to be around 50,000 MT.

Gross profit for the Industrial Chemicals segment accounted for approximately 4% of SQM’s consolidated gross profit for the three months ended March 31, 2018.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$10.2 million for the three months ended March 31, 2018, an increase compared to US$8.6 million for the three months ended March 31, 2017.

Other Information

On May 17, 2018, Nutrien Ltd., a shareholder of SQM, reported that Tianqi Lithium has agreed to purchase 62,556,568 of its Series A shares for consideration of $65 per share in cash.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding depreciation, amounted to US$271.2 million for the three months ended March 31, 2018, a decrease of 3.2% compared to US$280.0 million for the same period in 2017.

Administrative Expenses

Administrative expenses totaled US$25.2 million (4.9% of revenues) for the three months ended March 31, 2018, compared to US$22.2 million (4.3% of revenues) for the three months ended March 31, 2017.

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2018 were US$8.0 million, compared to US$10.3 million for the three months ended March 31, 2017.

Income Tax Expense

For the three months ended March 31, 2018, the income tax expense reached US$47.3 million, representing an effective tax rate of 29.3%, compared to an income tax expense of US$43.3 million during the three months ended March 31, 2017. The Chilean corporate tax rate was 25.5% during 2017 and increased to 27.0% in 2018.

EBITDA

EBITDA for the three months ended March 31, 2018 was US$222.4 million (EBITDA margin of 42.9%), compared to US$216.3 million for the three months ended March 31, 2017 (EBITDA margin of 41.7%).

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

Balance Sheet

(US$ Millions)	As of Mar. 31,	As of Dec. 31,
	2018	2017

Total Current Assets	2,478.3	2,466.3
Cash and cash equivalents	575.1	630.4
Other current financial assets	416.0	367.0
Accounts receivable (1)	479.4	506.0
Inventory	923.7	902.1
Others	84.1	60.8

Total Non-current Assets	1,845.3	1,830.0
Other non-current financial assets	50.6	42.9
Investments in related companies	153.1	146.4
Property, plant and equipment	1,442.3	1,437.2
Other Non-current Assets	199.4	203.5

Total Assets	4,323.6	4,296.2

Total Current Liabilities	769.5	748.0
Short-term debt	135.9	220.3
Others	633.6	527.7

Total Long-Term Liabilities	1,301.2	1,300.7
Long-term debt	1,038.0	1,031.5
Others	263.2	269.2

Shareholders' Equity before Minority Interest	2,193.3	2,187.8

Minority Interest	59.7	59.6

Total Shareholders' Equity	2,253.0	2,247.5

Total Liabilities & Shareholders' Equity	4,323.6	4,296.2

Liquidity (2)	3.2	3.3

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

Income Statement

(US$ Millions)	For the 1st quarter		For the three months ended Mar. 31,
	2018	2017	2018	2017

Revenues	518.7	518.6	518.7	518.6

Specialty Plant Nutrition (1)	187.9	137.8	187.9	137.8
Iodine and Iodine Derivatives	74.7	66.0	74.7	66.0
Lithium and Lithium Derivatives	164.2	146.4	164.2	146.4
Industrial Chemicals	29.5	51.8	29.5	51.8
Potassium Chloride & Potassium Sulfate	52.2	108.0	52.2	108.0
Other Income	10.2	8.6	10.2	8.6

Cost of Goods Sold	(271.2)	(280.0)	(271.2)	(280.0)
Depreciation and Amortization	(54.9)	(60.6)	(54.9)	(60.6)

Gross Profit	192.7	177.9	192.7	177.9

Administrative Expenses	(25.2)	(22.2)	(25.2)	(22.2)
Financial Expenses	(12.7)	(12.6)	(12.7)	(12.6)
Financial Income	4.7	2.4	4.7	2.4
Exchange Difference	(0.5)	1.7	(0.5)	1.7
Other	2.2	(0.8)	2.2	(0.8)

Income Before Taxes	161.2	146.3	161.2	146.3

Income Tax	(47.3)	(43.3)	(47.3)	(43.3)

Net Income before minority interest	113.9	103.0	113.9	103.0

Minority Interest	(0.1)	0.2	(0.1)	0.2

Net Income	113.8	103.2	113.8	103.2
Net Income per Share (US$)	0.43	0.39	0.43	0.39

(1) Includes other specialty fertilizers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: May 23, 2018	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.